BEAST®


More Wash
Less Waste
REFILL
TINGLE SHAMPOO
Cleansing and Energizing
BEAST
BEAST®

Beast Brands, Inc.

Grooming & Personal Care Products

2022

Safe Harbor Disclaimer:

This presentation contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected. Any forward-looking statement you see or hear during this presentation reflects our current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions, and therefore are not guarantees of future performance. You are cautioned to not place undue reliance on such forward-looking statements because actual results may vary materially from those expressed or implied. All forward-looking statements are based on information available to Beast on this date and Beast assumes no obligation to, and expressly disclaims any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Beast Difference


BEAST





We’re dedicated to being planet-, animal-, and skin-friendly

Reducing plastic footprint while making sustainable, ethically sourced ingredients that are certified cruelty-free products

Botanical-rich scents you can really feel

Stimulating scents derived from all-natural, intense botanicals you can feel that are often tingly, always invigorating

Natural ingredients with skin-comforting qualities

Award-winning products specially formulated for Beasts of all kinds, full of natural herbs, botanicals and tea extracts

KPI Highlights

- **$9.27M** lifetime revenue
- $2.5M trailing 12-month revenue
- **50,000+** total customers
- Net Promoter Score of 62
- 30k+ customers with high predicted lifetime revenue
- 32% of website revenue is recurring
- Amazon is a steady source of profitability
- Lifetime revenue and e-commerce conversion rate rising over time
- Over **4,000** retail partner stores added in 2022

12,700+ Positive Reviews



Real Reviews From Real Customers
07/25/22
I have never been disappointed
I have never been disappointed with a product or service acquired from Beast. Even the roar from the box is worth the order. My de...
Read More
Benjamin G.
08/02/22
Beast products are fantastic. Some
Beast products are fantastic. Some of the best I've ever used. Performance and scents.
Tyson M.
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How We Win

Integrates customer loyalty, retail traction, and sustainable products

Loyalty

- **$145** Average Revenue per Customer[1]
- Returning and Loyal[2] customer cohorts achieved contribution profit in excess of CAC

Traction

- **4,000+** retail stores in 12 months and expanding
  - 52.4% of Projected Revenue will come from retail in FY’22, up from only 12.5% in ‘21

Sustainability

- 1% for the Planet member
- More sustainable, less plastic in products


BEAST

1. Data from e-commerce application site
2. Returning defined as customers who order twice but no more than three order, loyal defined as customers who place at least four orders

Loyalty by the Numbers



GROOM BOLDLY™

Strong repeat rate among all customer cohorts **61%**[1] of customers made a second purchase in the last TTM	**High in class NPS** **62**[2] Net Promoter Score well above Industry average of 43[3]
Achieved high satisfaction rates from customers **98%** of customers are either Very Satisfied or Satisfied with our products[4]	**High customer order rate among all cohorts** **5.28x** orders per customer among all customers[5]

1. Data from e-commerce website
2. As of Q2 2022
3. Data from SurveyMonkey.com
3. Data from Beast Customer Survey 2022
4. Data from e-commerce website cohort

Retail Strategy: EXPLOSIVE GROWTH!

4,000+ stores and growing!


Beast Number of Doors
4500
4000
3500
3000
2500
2000
1500
1000
500
0
60
180
230
2312
4024
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
74%
905%

Problem with the Industry


POLLUTED BY
SINGLE-USE PLASTIC

Source: Daniel Müller / Greenpeace



Source: Photograph: Paulo Oliveira/Alamy Stock Photo

Our Solution

Reduced Waste

9x

less space in a landfill

Reduced Carbon Footprint

80%

less plastic

End of Life Reusability

Refillable


1%
FOR THE PLANET


BEAST


TINGLE SHAMPOO
BEAST


CRUELTY-FREE

Top 3 Product Categories

Bottle + Shower


BEAST
GROOM BOLDLY
YAWP WASH
For Beard, Hair and Body
Caffeine, Moringa,
Eucalyptus & Green Tea
Net wt. 1L (33.8 fl. oz.)

Face + Skin Care


BEAST
EXFOLIATING
Face Wash
Ginseng, Sugarcane,
Green Tea & Caffeine
BOLD
YAWP
SCENT
6 fl. oz. (177 mL)


TAME THE BEAST
Nutt Butter
8 oz (237 mL)

Nutt Butter™

Beasts Are Happy Customers

98% Satisfaction Rate

How satisfied were you with our products?

1,387 responses


21.8%
76.8%
Very Satisfied
Satisfied
Unsatisfied
Neutral
N/A

4.7/5 Average Stars by Users on YotPo Reviews

★★★★★

Great products and great concept.

Great products and great concept.
Love the scents and the refillable bottle is awesome.

John B.

★★★★★

Hydrating & Refreshing

Feels nice, mild tingle, hydrates & reduces friction greatly.

Thomas O.

★★★★★

Love it!

I love this shampoo! Its great quality, lasts me for 5/6 months and has a great smell and tingle to it!

Amanda V.

Featured In

NEWBEAUTY

SPY

brobible

WELL GOOD

GMA

WWD

GQ

Men'sHealth

theCHIVE

Forbes

THE MANUAL

Newsweek

yahoo!

Competitors



PREMIUM
MASS MARKET
LOW UTILITY & PERFORMANCE
HIGH UTILITY & PERFORMANCE
LAB SERIES SKINCARE FOR MEN
Kiehl's SINCE 1851
BEAST®
Jack Black® Authentic and Original
AMERICAN CREW
AOS ART OF SPORT
D DUKE CANNON SUPPLY CO.®
DR. Squatch®
HARRY'S
DSC DOLLAR SHAVE CLUB
EVERY MAN JACK.
Old Spice®

Market Opportunity

Win the emerging Consumer seeking a more premium & high performance body and hair care experience at an excellent value.

- Higher growth in Masstige Men's Grooming versus established mass brands
- Power of scent – 40% of men consider appealing fragrance a key factor in their personal care purchase decisions*
- Beast has premium ingredients, at better pricing than our competitors


BEAST
SKIN

* Mintel 2021

Loyalty is Improving

- Customers are increasingly loyal with a 2.43 average email order count in Q3 2021, growing to 2.66 in Q2 2022.*
- Beast® AOC exceeds that of peer group median (Ecommerce, Health & Beauty industry) median by 63%*


SCRUB BAR
Face Mask
Body Scrub
BEAST
WASH
BEAST


BEAST®

* Klaviyo Benchmarks

Company Strategy


BEAST
SOAP | FOR EVERYONE
Lightly Scented, All-Natural Soap Bar
5 oz (142 g)

Where to Find Beast®

Great Clips®

CVS

TA® TravelCenters of America

BED BATH & BEYOND®

JCPenney

URBAN OUTFITTERS



BEAST®
Premium Grooming & Personal Care Products for *Beasts of All Kinds*
Produced in the USA
Certified Cruelty-Free
Better Ingredients
GetBeast.com
BEAST®
BEAST
Welcome to Your Beast® Routine
Discover more at GetBeast.com


Financial Strategy

Financials

- $3.29M Projected Revenue for FY'22
  - $1.56M Projected Revenue from Retail Sales
- $9.27MM in Lifetime Revenue
- Projected EBITDA positive by 2023



Revenue
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
+29%
2021
2022

**Slide contains projections that are forward-looking statements. Please refer to slide 2 for important disclaimers and qualifications. Contact management for most current financial model. Forward looking projections and performance are estimates only and not guaranteed.*

Fundraise & Use of Funds

<u>Estimated Use of Funds:</u>

Wages & Salaries: 1%

Legal & Regulatory: 5%

Other: 10%

Website & Product: 15%

Fulfillment & Inventory: 24%

Sales & Marketing: 45%

Use of Funds



Wages & Salaries
Legal & Regulatory
Other
Website & Product
Fulfillment & Inventory
Sales & Marketing

Meet the Founder



President and Founder John Cascarano has a passion for brands that make a statement, have a purpose, and reflect a sense of humor.

John received his Bachelor's degree at Duke University, where he was a founding member of Mental Floss. He attended law school at the University of Michigan and practiced law for five years before returning to startup life.

John built the online beauty product retailer Lock & Mane, which grew swiftly and sold in 2015. During his time there, he saw the opportunity to create Beast Brands, Inc.. While working on the early stages of Beast®, he served as E-Commerce Director for ABLE, a women's apparel and accessories retailer with the social mission of ending generational poverty; he helped nearly triple the company's online revenue in twelve months.

Team



CFO
Jack (Jackie) Rome, Jr.

Jackie has over 45 years of experience in all aspects of business enterprises, from “start-ups” to “well established, legacy” companies and in all phases of owning, operating and providing management consulting services to businesses in diversified segments.



Creative Director
Peter Miller

Peter has over a decade of visual design experience with a focus in packaging design, digital marketing and brand development. He has worked closely with Beast® in varying degrees since the brand's inception over 7 years ago.



Brand Ambassador
Jay Wilkison

Jay has almost two decades of retail branding, wholesale and distribution experience. In addition to working on Beast’s brand strategy and serving as the face of Beast®, he has appeared in multiple TV shows, movies, and on Broadway.

Board

- **Mark Graffignini** - Partner at Callais Capital Ventures; experience in over 500 deals as VC attorney
- **Judy Sindecuse** - CEO/Managing Partner of Capital Innovators, a start-up accelerator based out of St. Louis, MO
- **Barton Howard** - Founder and CDO of Circle The Wagons, a group purchasing organization out of Houma, LA
- **Nicholas Callais** - Co-founder of Callais Capital Ventures; experienced investor in e-commerce and CPG brands


BEAST®
GROOM BOLDLY™
Shower
Shave
Style
Skin
Sets
Bottle